Issuer Free Writing Prospectus dated May 19, 2009

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated May 1, 2009

Registration No. 333-149851

SolarWinds, Inc.

This free writing prospectus relates only to the securities of SolarWinds, Inc. and should be read together with the preliminary prospectus dated May 1, 2009 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-149851) relating to these securities. On May 19, 2009, we filed Amendment No.  9 to the Registration Statement, which may be accessed through the following link: http://sec.gov/Archives/edgar/data/1428669/000119312509114396/0001193125-09-114396-index.idea.htm . The following information is set forth in Amendment No. 9 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” on page 26, “Capitalization” on page 27, “Dilution” on page 29 and “Notes to Consolidated Financial Statements” on page F-7 has been modified to disclose that we have assumed an earnout payment of $10.0 million based on our belief that the assumed initial public offering price of $10.50, the midpoint of the price range set forth on the front cover of the prospectus, is a reasonable estimation of the closing price per share of our common stock on the expiration date of the lock-up agreements, as further described in each of these sections in the Preliminary Prospectus.

The Unaudited Condensed Pro Forma Statements of Income for the year ended December 31, 2009 and for the three months ended March 31, 2009 set forth on pages F-32 and F-33, respectively, of the Preliminary Prospectus have been updated to read as follows:

UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2008

		Pro Forma, As Adjusted
	Actual(1)	Offering Adjustments		As Adjusted
(in thousands, except per share data)
Revenue	$93,135	$—		$93,135
Cost of revenue	3,588	—		3,588
Sales and marketing	22,664	—		22,664
Research and development	8,452	—		8,452
General and administrative	16,464	—		16,464
Other income (expense)	(8,945)	3,270	(2)	(5,675)

Income before income taxes	33,022	3,270		36,292
Income tax expense	10,717	1,259	(3)	11,976

Net income	$22,305	$2,011		$24,316

Net income available to common stockholders	$11,383	$12,933	(4)	$24,316
Earnings per share available to common stockholders:
Basic	$0.40			$0.40
Diluted	$0.35			$0.37
Shares used in computation of per share amounts
Basic	28,137	32,572	(5)	60,709
Diluted	32,652	32,572	(5)	65,224
Additional earnings per share data:
Net income available to common stockholders	$11,383	$12,933	(4)	$24,316
Earnings per share available to common stockholders:
Basic	$0.40			$0.38
Diluted	$0.35			$0.35
Shares used in computation of per share amounts
Basic	28,137	36,000	(6)	64,137
Diluted	32,652	36,000	(6)	68,652

(1)	Derived from the audited consolidated statement of income for SolarWinds for the year ended December 31, 2008.
(2)	Represents the reduction in interest expense associated with the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt as required under the terms of our credit facilities and described under “Use of Proceeds.” In addition, the amortization of our debt issuance costs was decreased as a result of the lower outstanding principal balance due to the repayment of our long-term debt.
(3)	Represents the tax effect of the interest expense adjustment discussed in footnote (2) above, assuming a statutory tax rate of 38.5%.
(4)	Represents the amount allocated to participating preferred stockholders due to the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock.
(5)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock, 1,072,000 shares issued related to the $10.0 million earnout and 4,500,000 shares issued related to the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt. We calculated the 1,072,000 shares issued related to the earnout payment in accordance with SEC Staff Accounting Bulletin Topic 1.B.3.
(6)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock and the sale of 9,000,000 shares of common stock sold by us upon the closing of this offering.

UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Three Months Ended March 31, 2009

		Pro Forma, As Adjusted
	Actual(1)	Offering Adjustments		As Adjusted
(in thousands, except per share data)
Revenue	$24,075	$—		$24,075
Cost of revenue	1,129	—		1,129
Sales and marketing	6,700	—		6,700
Research and development	2,426	—		2,426
General and administrative	3,865	—		3,865
Other income (expense)	(1,369)	639	(2)	(730)

Income before income taxes	8,586	639		9,225
Income tax expense	2,598	246	(3)	2,844

Net income	$5,988	$393		$6,381

Net income available to common stockholders	$3,058	$3,323	(4)	$6,381
Earnings per share available to common stockholders:
Basic	$0.11			$0.11
Diluted	$0.09			$0.10
Shares used in computation of per share amounts
Basic	28,180	32,572	(5)	60,752
Diluted	33,518	32,572	(5)	66,090
Additional earnings per share data:
Net income available to common stockholders	$3,058	$3,323	(4)	$6,381
Earnings per share available to common stockholders:
Basic	$0.11			$0.10
Diluted	$0.09			$0.09
Shares used in computation of per share amounts
Basic	28,180	36,000	(6)	64,180
Diluted	33,518	36,000	(6)	69,518

(1)	Derived from the unaudited consolidated statement of income for SolarWinds for the three months ended March 31, 2009.
(2)	Represents the reduction in interest expense associated with the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt as required under the terms of our credit facilities and described in the “Use of Proceeds.” In addition, the amortization of our debt issuance costs was decreased as a result of the lower principal balance due to the repayment of our long-term debt.
(3)	Represents the tax effect of the interest expense adjustment discussed in footnote (2) above, assuming a statutory tax rate of 38.5%.
(4)	Represents the amount allocated to participating preferred stockholders due to the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock.
(5)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock, 1,072,000 shares issued related to the $10.0 million earnout and 4,500,000 shares issued related to the repayment of approximately $42.0 million of the outstanding principal amount of our long-term debt. We calculated the 1,072,000 shares issued related to the earnout payment in accordance with SEC Staff Accounting Bulletin Topic 1.B.3.
(6)	Represents the conversion of all outstanding shares of our convertible preferred stock into 27,000,003 shares of our common stock and the sale of 9,000,000 shares of common stock sold by us upon the closing of this offering.

If the closing price of our common stock on the expiration date of the lock-up agreements is equal to or greater than $10.75 per share, the earnout payment would be $20.0 million. If we assume the earnout payment is $20.0 million, the number of shares issued related to the earnout payment would increase in accordance with SEC Staff Accounting Bulletin Topic 1.B.3, but any effect on pro forma, as adjusted earnings per share available to common stockholders, basic and diluted, would be minimal in the Unaudited Condensed Pro Forma Statement of Income for the year ended December 31, 2008 or the three months ended March 31, 2009.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated to disclose that BCV Coinvest SW, L.P. is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be re-sold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        SolarWinds has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarWinds has filed with the SEC for more complete information about SolarWinds and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, SolarWinds and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-430-0686.